August 21, 2007	Brian A. Johnson

+1 212 937 7206 (t)
BY ELECTRONIC SUBMISSION	+1 212 230 8888 (f) brian.johnson@wilmerhale.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Critical Therapeutics, Inc.
Registration Statement on Form S-3
Ladies and Gentlemen:
Submitted herewith for filing on behalf of Critical Therapeutics, Inc. (the “Company”) is a Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $40,000,000 of common stock, preferred stock, debt securities and warrants of the Company which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.
This filing is being effected by direct transmission to the Commission’s EDGAR System. On August 20, 2007, in anticipation of this filing, the Company caused the filing fee of $1,228 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
For purposes of scheduling, it is respectfully requested that the staff of the Commission inform us as soon as possible as to whether this Registration Statement will be reviewed by the Commission.
Acceleration requests may be made orally, and the Company has authorized us to represent on its behalf that it is aware of its obligations under the Securities Act with respect thereto.
This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please contact me at (212) 937-7206 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson
Enclosures
cc: Scott B. Townsend